Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in Millions)
	(Unaudited)
Fixed charges:
Interest expense and amortization of debt issuance costs (a)	$65	$69	$261	$281	$393	$407	$468
Interest portion of rental expense	6	7	27	18	18	20	18
Total fixed charges	$71	$76	$288	$299	$411	$427	$486
Earnings:
Income (loss) before income taxes	$(394)	$123	$(4,107)	$642	$(1,063)	$(1,308)	$(2,031)
Fixed charges, per above	71	76	288	299	411	427	486
Total earnings (deficit), adjusted	$(323)	$199	$(3,819)	$941	$(652)	$(881)	$(1,545)
Ratio of earnings to fixed charges (b)	—	2.62	—	3.15	—	—	—

a)               Interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards CodificationTM Topic 740, Income Taxes.

b)              Earnings were deficient by $323 million for the three months ended March 31, 2013, $3.819 billion for the year ended December 31, 2012, $652 million for the year ended December 31, 2010, $881 million for the year ended December 31, 2009, and $1.545 billion for the year ended December 31, 2008.

The ratio of earnings to fixed charges for the three months ended March 31, 2013, is not necessarily indicative of the results that may be expected for the entire year. The data above include certain charges (credits) recorded in conjunction with goodwill and other intangible asset impairments, acquisitions, divestitures, restructuring and restructuring-related activities, and/or litigation. The ratios above should be read in conjunction with our consolidated financial statements, including the notes thereto, included in the 2012 Form 10-K and the Q1 2013 Form 10-Q, which are incorporated by reference herein.